Exhibit 99.1

ASUR ANNOUNCES 3Q26 RESULTS

Total passenger traffic decreased 1.2% YoY, reflecting decreases of 4.6% in Mexico and 3.2% in Puerto Rico, partially offset by increases of 5.2% in Colombia, and 1.4% in Brazil & Others

Results include one full month of operations from the acquisition of CPC Aeroportos which operates 20 airports across Brazil, Ecuador, Costa Rica and Curazao

Mexico City, October 22, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group in the Americas, today announced its results for the three- and nine-month periods ended September 30, 2026.

3Q26 Highlights1

•	Total passenger traffic decreased 1.2% year-over-year ("YoY"):

o	Mexico: decreased 4.6%, reflecting a decrease of 11.8% in international traffic, partially offset by an increase of 1.6% in domestic traffic.

o	Puerto Rico: decreased 3.2%, reflecting decreases of 3.1% and 3.9% in domestic and international traffic, respectively.

o	Colombia: increased 5.2%, reflecting increases of 6.5% in domestic traffic and 1.0% in international traffic.

o	Brazil & Others: increased 1.4% YoY pro-forma for the acquisition completed on September 1, 2026, reflecting increases of 2.6% in Brazil and 1.7% in Ecuador, partially offset by decreases of 6.1% in Costa Rica, and 0.9% in Curazao.

•	Revenues increased 18.9% YoY to Ps.10,420.5 million. Excluding construction services, revenues increased 12.6%.

•	3Q26 includes Ps.456.4 million in revenue from the U.S. commercial operations, acquired in December 2025, and Ps.676.4 million excluding construction from one full month of operations in Brazil & Others acquired on September 1, 2026, both with no comparable contribution in 3Q25.

•	Commercial revenue per passenger increased 3.5% YoY to Ps.130.5.

•	Consolidated EBITDA increased 1.7% YoY to Ps.4,719.3 million.

•	Adjusted EBITDA Margin (excluding IFRIC 12) decreased to 60.3% from 66.7% in 3Q25.

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•	Cash and cash equivalents totaled Ps.20,091.8 million, with Net Debt-to-LTM EBITDA at 2.6x.

Table 1: Financial & Operational Highlights [1]
	Third Quarter		% Chg
	2025	2026
Financial Highlights
Total Revenue	8,765,450	10,420,538	18.9
Mexico	6,479,089	6,679,835	3.1
San Juan	1,325,782	1,270,911	(4.1)
Colombia	960,579	1,172,173	22.0
U.S.		456,421	0.0
Brazil & Others		841,198	0.0
Commercial Revenues per PAX	126.1	130.5	3.5
Mexico	144.2	129.1	(10.4)
San Juan	166.8	163.3	(2.1)
Colombia	59.1	65.2	10.3
Brazil & Others		67.4	n/a
EBITDA	4,639,368	4,719,290	1.7
Net Income	2,211,351	2,307,904	4.4
Majority Net Income	2,114,592	2,158,798	2.1
Earnings per Share (in pesos)	7.0486	7.1960	2.1
Earnings per ADS (in US$)	3.9009	3.9825	2.1
Capex	1,872,758	2,716,593	45.1
Cash & Cash Equivalents	16,259,294	20,091,816	23.6
Net Debt	4,972,580	49,878,072	903.1
Net Debt/ LTM EBITDA	0.2	2.6	953.0
Operational Highlights
Passenger Traffic
Mexico	9,519,731	9,084,716	(4.6)
San Juan	3,354,150	3,247,661	(3.2)
Colombia	4,449,600	4,679,491	5.2
Brazil & Others	3,872,332	3,924,970	1.4

1 Unless otherwise stated, all financial figures are unaudited and prepared in accordance with International Financial Reporting Standards (IFRS). All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation. Passengers in transit to Brazil, Costa Rica, Ecuador, and Curazao are excluded. Commercial revenues include revenues from non-permanent ground transportation and parking lots. U.S. dollar figures are calculated at an exchange rate of US$1.00 = Ps.18.0692 (source: Diario Oficial de la Federación de Mexico) while Colombian peso figures are calculated at an exchange rate of COP.182.3000 = Ps.1.00 (source: Investing), and Brazilian reais figures are calculated at an exchange rate of BRL 1 = Ps.3.4880 (source: Banco Central do Brasil). Definitions for EBITDA, Adjusted EBITDA Margin, and Majority Net Income can be found on page 23 of this report. Operating and financial data for Brazil & Others reflect performance for September 2026, following its September 1, 2026, acquisition, while September 2025 traffic figures are presented for comparison purposes only.

For a full version of ASUR’s Third Quarter of 2026 Earnings Release, please visit: https://www.asur.com.mx/informacion-financiera-page-0

3Q26 Earnings Call

Day: Friday, October 23, 2026, at 10:00 AM ET; 8:00 AM Mexico City time

Dial-in: +1 877 407 4018 (U.S. Toll-Free); +1 201 689 8471 (International)

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Access Code: 13763206. Please dial-in 10 minutes before the scheduled start time.

Replay: Friday, October 23, 2026, at 2:00 PM ET, ending at 11:59 PM ET on Friday, October 30, 2026. Replay Dial-in number: +1 844 512 2921 (U.S. Toll-Free); +1 412 317 6671 (International). Access Code: 13763206

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico, Puerto Rico, and Brazil & Others, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders, as well as 53.5% in Ecuador, 20.2% in Curazao, 2.5% in Costa Rica and 61.7% in Bello Horizonte. Other than these operations, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA is calculated as consolidated net income plus income tax, share of loss of investments accounted for using the equity method, extraordinary items, comprehensive financing costs and depreciation and amortization. EBITDA should not be considered an alternative to net income as an indicator of our operating performance or an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA is calculated as consolidated EBITDA adjusted by certain items that include the impact of IFRS16 in connection with ASUR Airports and add back extraordinary items.

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Adjusted EBITDA Margin is calculated by dividing Adjusted Consolidated EBITDA by Total Revenue Excluding Construction Services Revenue for Mexico, Colombia, Puerto Rico and Brazil & Others, and exclude the effect of IFRIC 12 with respect to the construction of, or improvements to, concessioned assets. IFRIC 12 requires ASUR to include in its income statement a revenue line reflecting revenues from the construction or improvement of concession assets during the relevant period. The same amount is recognized under the expense line “Construction Costs,” as ASUR engages third parties to provide construction services. In Mexico, Puerto Rico, Colombia and Brazil & Others, construction revenues and construction costs are included in ASUR’s income statement as a result of the application of IFRIC 12. Construction revenues therefore have no impact on EBITDA but affect the EBITDA margin, as the increase in revenues attributable to construction revenues does not result in a corresponding increase in EBITDA. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered an indicator of our operating performance or an alternative to cash flow as an indicator of liquidity. It is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a diversified portfolio of 36 airport concessions across the Americas and a commercial services platform in the U.S.

ASUR operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; and six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. The Company also holds a controlling interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently acquired 100% of CPC Aeroportos’ stake to operate 17 airports in Brazil, Latin America’s largest aviation market by passenger traffic, as well as one airport each in Costa Rica, Curazao, and Ecuador.

ASUR also operates a commercial services platform in the U.S. through ASUR Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, BBVA, BofA Merrill Lynch, Bradesco BBI, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, Jefferies, J.P. Morgan, Punto Research, Santander, Scotiabank, UBS Casa de Bolsa and Vector. Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx ASUR David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

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